                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 4)*



                               CHICO'S FAS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  168615 10 2
--------------------------------------------------------------------------------
                                (CUSIP Number)


                             Gary I. Teblum, Esq.
                        Trenam, Kemker, Scharf, Barkin,
                         Frye, O'Neill & Mullis, P.A.
                              2700 Barnett Plaza
                             Tampa, Florida 33602
                                 813-223-7474
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                     December 26, 2000 and January 8, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                             (Page 1 of 11 Pages)

                                 SCHEDULE 13D
CUSIP No. 168615 10 2                                 Page  2  of  11  Pages
         -----------------                                ----    ----

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Rodin, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas Limited Partnership
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,780,728
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,780,728
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,780,728
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 168615 10 2                                 Page  3  of  11  Pages
         -----------------                                ----    ----

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Klee & Co., L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas Limited Liability Company
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,780,728
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,780,728
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,780,728
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

--------------------------                             -----------------------
CUSIP No.  168615 10 2                                 Page  4  of  11  Pages
         -----------------                                  ---    ----
--------------------------                             -----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Helene B. Gralnick
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          106,667 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,780,728
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          106,667 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,780,728
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,887,395
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

--------------------------                             -----------------------
CUSIP No.  168615 10 2                                 Page  5  of  11  Pages
         -----------------                                  ---    ----
--------------------------                             -----------------------


                             NOTES TO PRECEDING PAGE

(1) Represents options to purchase shares of Common Stock granted under the Company's stock option plans and that are currently exercisable.

                                 SCHEDULE 13D

--------------------------                             -----------------------
CUSIP No.  168615 10 2                                 Page  6  of  11  Pages
         -----------------                                  ---    ----
--------------------------                             -----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Marvin J. Gralnick
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          330,000 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,780,728
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          330,000 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,780,728
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,110,728
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

--------------------------                             -----------------------
CUSIP No.  168615 10 2                                 Page  7  of  11  Pages
         -----------------                                  ---    ----
--------------------------                             -----------------------


                            NOTES TO PRECEDING PAGE

(1) Represents options to purchase shares of Common Stock granted under the Company's stock option plans and that are currently exercisable.

Schedule 13D                                                  Page 8 of 11 Pages
--------------------------------------------------------------------------------

     This Statement constitutes Amendment No. 4 to previously filed Statements on Schedule 13D relating to the common stock, $.01 par value per share (the "Common Stock"), of Chico's FAS, Inc., a Florida corporation (the "Issuer"), as follows:

     1. Schedule 13D filed on January 7, 1994 by Gralnick Industries Limited Partnership, a Nevada limited partnership ("Gralnick Industries"), the Helene B. Gralnick Trust Agreement (the "Helene B. Gralnick Trust") and Helene B. Gralnick, individually (the "Helene Gralnick Initial Statement").

     2. Schedule 13D filed on January 7, 1994 by Gralnick Enterprises Limited Partnership, a Nevada limited partnership ("Gralnick Enterprises"), the Marvin J. Gralnick Trust Agreement (the "Marvin J. Gralnick Trust") and Marvin J. Gralnick, individually (the "Marvin Gralnick Initial Statement").

     3. Amendment No. 1 to Schedule 13D filed on November 10, 1994 by Gralnick Industries, Helene B. Gralnick Trust, Helene B. Gralnick, individually and as trustee, Gralnick Enterprises, Marvin J. Gralnick Trust, and Marvin J. Gralnick, individually and as trustee ("Amendment No. 1").

     4. Amendment No. 2 to Schedule 13D filed on November 17, 1998 by Rodin, Ltd., a Texas limited partnership ("Rodin"), Klee & Co., L.L.C., a Texas limited liability company ("Klee"), Helene B. Gralnick Trust, Helene B. Gralnick, individually and as trustee, Marvin J. Gralnick Trust, and Marvin J. Gralnick, individually and as trustee, Captiva, Ltd., a Texas limited partnership ("Captiva"), and Sartre Partners, Ltd, a Texas limited partnership ("Amendment No. 2").

     5. Amendment No. 3 to Schedule 13D filed on August 23, 2000 by Rodin, Klee, Helene B. Gralnick, individually, and Marvin J. Gralnick, individually ("Amendment No. 3").

     Rodin, Klee, Helene B. Gralnick, and Marvin J. Gralnick, in filing this Statement, each jointly further amend the Schedule 13D as follows:


Item 4    Purpose of Transaction.
--------------------------------

     On December 24, 1998, Rodin entered into a letter agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") pursuant to which Rodin (a) bought from Merrill Lynch a European-style put relating to 159,240 shares of Common Stock (reflects adjustment for the effect of the Issuer's 2-for-1 stock split distributed on January 14, 2000 (the "Stock Split")) at a price of $11.0645 per share (reflects adjustment for the effect of the Stock Split), subject to further adjustment and (b) sold to Merrill Lynch a European-style call relating to 159,240 shares of Common Stock (reflects adjustment for the effect of the Stock Split) at a price of $15.9825 per share (reflects adjustment for the effect of the Stock Split), subject to further adjustment. The put and the call were not exercisable until, and were scheduled to expire, on or about December 26, 2000, and

Schedule 13D                                                  Page 9 of 11 Pages
--------------------------------------------------------------------------------


if one of the two was in the money at the close of trading on that date, that option was to be deemed to be automatically exercised. In connection with the foregoing transaction (the "December 1998 Collar"), Rodin granted Merrill Lynch a first priority lien, charge and security interest in the shares of Common Stock held by Merrill Lynch as security for its obligations under the zero-cost collar.

     On January 8, 1999, Rodin entered into a letter agreement with Merrill Lynch providing for a zero-cost collar (the "January 1999 Collar") on the same terms as the December 1998 Collar with the following differences: (a) the Rodin letter agreement related to 240,760 shares of Common Stock (reflects adjustment for the effect of the Stock Split), (b) the put price was $12.1795 (reflects adjustment for the effect of the Stock Split), subject to further adjustment and the call price was $17.50 (reflects adjustment for the effect of the Stock Split), subject to further adjustment, and (c) the put and call were each scheduled to expire on or about January 8, 2001.

     On December 26, 2000, in order to settle the call option associated with the December 1998 callar, Rodin paid to Merrill Lynch, for each share of stock subject to the option, a per option settlement payment in cash keyed to the difference between the exercise price and a designated market price, such difference being $3.52 per share. On the same date, the related put option terminated and expired unexercised.

     On January 8, 2001, in connection with the exercise by Merrill Lynch of the call option associated with the January 1999 Collar, Rodin delivered to Merrill Lynch 240,760 shares of Common Stock. On the same date, the related put option terminated and expired unexercised.

     The December 1998 Collar, the January 1999 Collar, and the settlement transactions occurring in December 2000 and January 2001 were engaged in to facilitate investment and/or estate planning activities for the respective parties to those transactions. Insofar as the Common Stock of the Issuer is concerned, Rodin generally acquired and continues to hold the Common Stock of the Issuer as an equity investment.

Item 5    Interest in Securities of the Issuer.
----------------------------------------------

     Rodin is governed under the terms of the Limited Partnership Agreement dated December 21, 1995, as amended (the "Rodin Agreement"). Under the terms of the Rodin Agreement, the interests of the partners in Rodin, as of the execution date of this Amendment, are: Klee & Co., L.L.C. - 83.043 Units, Marvin J. Gralnick -4,093.270 Units, Helene B. Gralnick - 4,093.270 Units and Leslie C. Giordani, as the trustee of various irrevocable trusts established by Marvin J. Gralnick and/or Helene B. Gralnick - - 34.39 Units in the aggregate.

     Under the terms of the Rodin Agreement, Klee, in its capacity as the sole general partner of Rodin, has the full and exclusive right and power to manage and operate the business of Rodin, including the power to vote and dispose of all shares of the Common Stock of the Issuer held by Rodin. Helene B. Gralnick and Marvin J. Gralnick are the sole members of Klee. Therefore, Helene B. Gralnick and Marvin J. Gralnick are considered for purposes of Rule 13d-3 to beneficially own all of the shares of Common Stock owned by Rodin. Accordingly, as a result of these relationships,

Schedule 13D                                                 Page 10 of 11 Pages
--------------------------------------------------------------------------------

Rodin, Klee, Helene B. Gralnick, and Marvin J. Gralnick may be deemed to share the power to vote, direct the vote, dispose of and direct the disposition of the 1,780,728 shares of the Common Stock of the Issuer held by Rodin. Such shares represent 10.18% of the total outstanding shares of the Common Stock of the Issuer as of November 27, 2000.

     In addition, as described in Amendment No. 3 to this Schedule 13D, Helene
B. Gralnick has the option to acquire 106,667 additional shares of Common Stock that she beneficially owns pursuant to the terms of those options granted to Ms. Gralnick under the Company's stock option plans that are currently vested. The shares underlying the vested stock options held by Ms. Gralnick, together with the shares held by Rodin, constitute 10.7% of the total outstanding shares of the Common Stock of the Issuer as of November 27, 2000.

     In addition, as described in Amendment No. 3 to this Schedule 13D, Marvin
J. Gralnick has the option to acquire 330,000 additional shares of Common Stock that he beneficially owns pursuant to the terms of those options granted to Mr. Gralnick under the Company's stock option plans that are currently vested. The shares underlying the vested stock options held by Mr. Gralnick, together with the shares held by Rodin, constitute 11.8% of the total outstanding shares of the Common Stock of the Issuer as of November 27, 2000.

Item 6    Contracts, Arrangements, Understandings or Relationships With
          Respect to Securities of The Issuer.
--------------------------------------------------------------------------------

     See "Item 5 Interest in Securities of the Issuer" for information regarding the Rodin Agreement.

Item 7    Material to be Filed as Exhibits.
------------------------------------------

          None

Schedule 13D                                                 Page 11 of 11 Pages
--------------------------------------------------------------------------------


                                  SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2001

RODIN, LTD.

By:    Klee & Co., L.L.C.,
       General Partner

       By:        /s/ Marvin J. Gralnick
          ------------------------------------------
                      Marvin J. Gralnick, Manager

       By:       /s/ Helene B. Gralnick
          ------------------------------------------
                     Helene B. Gralnick, Manager

KLEE & CO., L.L.C.

By:  /s/ Marvin J. Gralnick
   ------------------------------------------
         Marvin J. Gralnick, Manager

By:  /s/ Helene B. Gralnick
   ------------------------------------------
         Helene B. Gralnick, Manager

    /s/ Helene B. Gralnick
---------------------------------------------
        Helene B. Gralnick, Individually

    /s/ Marvin J. Gralnick
---------------------------------------------
        Marvin J. Gralnick, Individually